United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies about press releases

Rio de Janeiro, January 25th, 2024 - Vale S.A. ("Vale" or "Company") clarifies that it has not been notified of the court decision reported in the press, which would have ordered the Company and the companies Samarco Mineração S.A. and BHP Billiton Brasil Ltda. to pay R$ 47.6 billion in collective moral damages as a result of the collapse of the Fundão dam, owned by Samarco, which occurred on November 5th, 2015. The company will provide a positioning in due course on the decision, against which an appeal can be filed.

Vale reinforces its commitment to supporting the full reparation for damages caused by the dam collapse and notes that, in compliance with the provisions of the TTAC, it is maintaining the contributions made to the Renova Foundation, the entity created to manage and implement the environmental and socio-economic reparation and compensation measures. By December 2023, R$34.7 billion had been earmarked for Renova's reparation and compensation actions. Of this amount, R$14.4 billion were for the payment of individual indemnities and R$2.7 billion in Emergency Financial Aid, totaling R$17.1 billion and benefiting at least 438,000 people.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: January 25, 2024		Director of Investor Relations